February 4, 2025

Paul A. Romness, MPH
President and Chief Executive Officer
OS Therapies Incorporated
115 Pullman Crossing Road, Suite #103
Grasonville, Maryland 21638

       Re: OS Therapies Incorporated
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284631
Dear Paul A. Romness MPH:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Spencer G. Feldman, Esq.